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                                                               December 28, 2001



Securities and Exchange Commission,
  450 Fifth Street, N.W.,
    Washington, D.C. 20549.


     Re:   BNY Hamilton Funds, Inc.
           Request for Withdrawal of Registration Statement on Form N-14
           -------------------------------------------------------------
           accession number: 0000950109-01-505944
           --------------------------------------

Dear Sirs:


     On December 26, 2001, the printer erroneously re-filed a registration statement on Form N-14 for the registrant, BNY Hamilton Funds, Inc., while intending to file, pursuant to Rule 497 of the Securities Act of 1933, forms of the prospectus/proxy statement used by the registrant. No securities were sold in connection with the erroneously-filed registration statement. This letter is being filed to withdraw that registration statement on Form N-14, filed on December 26, 2001 on behalf of the registrant (accession number 0000950109-01-505944). Accordingly, the registrant requests withdrawal of the erroneously-filed

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Securities and Exchange Commission                                           -2-

registration statement, referenced above, pursuant to Rule 477(a) under the Securities Act of 1933.

                                               Very truly yours,

                                               /s/ Michael A. Grunewald

                                               Michael A. Grunewald
                                               President
                                               BNY Hamilton Funds, Inc.

cc:  Nick Patnaik
     (The Bank of New York)